FOR IMMEDIATE RELEASE:	June 8, 2009	PR 09-14

Atna Expands Mineralization at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce the encouraging results of its second phase of drilling into the newly discovered Briggs Main Deep (“BMD”) area at its Briggs Mine, Inyo County, California. The results of the second phase of drilling, targeting the Briggs Main Deep (BMD), continues to indicate a significant zone of gold mineralization located directly beneath the current mineable reserves at its 100 percent owned Briggs Mine.

James Hesketh, President and CEO of Atna, states, “We are delighted with the results of the follow-up work at Briggs Main Deep. The drilling continues to demonstrate promise for development of additional gold resource and reserve at Briggs. Our initial engineering analysis indicates that some portion of this material may be mined by deepening existing pit designs which would extend mine life and/or increase production rates.”

The eight new reverse circulation rotary drill holes (7,450 feet) have extended the BMD mineralization to the north, south, and east of the previous drilling results. Mineralization has now been intersected in drill holes over a north-south distance of 1,000 feet and an east-west distance of 750 feet. Thickness of the sub-horizontal mineralized zone varies significantly within the drilled area ranging from 25 feet in the southern most intercepts to over 250 feet in the northern portion of the zone.  The BMD mineralization remains open to the east and north.

Atna is currently modeling the BMD zone to estimate the tonnage and grade of the new mineralization. Briggs currently has a mineable reserve of 12.5 million tons grading 0.021 ounce per ton gold containing 267,000 ounces gold (see SEDAR filed Technical Report dated March 30, 2009).  Atna began mining gold ore at Briggs in January 2009 and announced its first gold pour in May 2009. Approximately 974 ounces of gold in doré was shipped to the refinery by Briggs in the month of May, the first full month of leach pad production.  Production at Briggs is expected to ramp up to a 40,000 ounce per year production rate by year end.

BRIGGS MAIN DEEP - DRILL HOLE RESULTS

DRILL HOLE	FROM (ft)	TO (ft)	LENGTH (ft)*	OZ/TON GOLD
BMD09-021	505	530	25	0.014
And	575	700	125	0.032
And	740	820	80	0.028
BMD09-022	290	310	20	0.043
And	550	640	90	0.032
And	660	680	20	0.013
And	735	775	40	0.027
And	915	945	25	0.024
BMD09-023	545	560	15	0.035
And	575	585	10	0.012
And	630	640	10	0.021
And	665	690	25	0.022
And	705	715	10	0.029
And	775	785	10	0.010
And	845	850	5	0.061
BMD09-024	445	470	25	0.033
And	495	560	65	0.023
And	600	625	25	0.016
And	730	775	45	0.020
BMD09-025	290	305	15	0.015
And	560	585	25	0.019
And	605	635	30	0.057
And	695	745	50	0.021
And	770	900	130	0.020
BMD09-026	175	205	30	0.026
And	490	540	50	0.036
And	740	760	20	0.011
And	790	885	95	0.013
BMD09-027	165	330	165	0.024
Including	205	235	30	0.039
And	355	395	40	0.014
And	525	565	40	0.031
And	580	605	25	0.017
And	750	760	10	0.041
BMD09-028	250	290	35	0.018
And	320	335	20	0.062
And	355	380	25	0.015
And	420	445	25	0.012
And	535	545	10	0.055
And	800	810	10	0.013
And	885	900	15	0.033
* Length of intercepts may not represent true widths of the mineralized zones.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program. This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

 For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain "forward-looking statements," as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to increasing gold production and drilling results at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing; and the other risk factors discussed in greater detail in the Company's various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company's 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com